EXHIBIT 99.1

This document is important and requires your immediate attention.  If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor.  This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute a solicitation of an offer to buy any securities by any person in any jurisdiction in which it is unlawful for such to make a solicitation.  Accordingly, this Offer may not be distributed in any jurisdiction where the Offer would not be permitted under applicable laws.  However, Endeavour may, in its sole discretion, take such action as it may deem necessary to extend this Offer to shareholders in any such jurisdiction.

Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Endeavour, toll free at 1-877-304-0211 from anywhere in Canada or the United States or collect 1- 416-304-0211 and via email at assistance@laurelhill.com.

November 8, 2010

ENDEAVOUR SILVER CORP.

NOTICE OF CHANGE AND EXTENSION
OF
OFFER TO PURCHASE

all of the outstanding COMMON SHARES of

CREAM MINERALS LTD.

on the basis of Cdn.$0.12
for each Common Share

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 A.M. (PACIFIC TIME) ON NOVEMBER 19, 2010 (THE “EXPIRY TIME”), UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

Endeavour Silver Corp. (“Endeavour” or the “Offeror”) hereby gives notice that it has amended its offer dated October 4, 2010 (as amended, the “Offer”) to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Shares”) of Cream Minerals Ltd. (“Cream”), including any Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any currently outstanding securities of Cream that are convertible into or exchangeable or exercisable for Shares (the “Offer”), in order to extend the expiry time of the Offer to 8:00 a.m. (Pacific Time) on November 19, 2010 (the “Expiry Time”).

This Notice supplements the Offer and Circular.  Except as otherwise set forth in this Notice, the information contained in the Offer and Circular continues to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular.  Capitalized terms used but not defined in this Notice have the meanings given to them in the Offer and Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the outstanding securities of a Canadian issuer and the Offer is subject to applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different from those of the United States.  The Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended.

Shareholders in the United States should be aware that the disposition of their Shares by them as described herein may have tax consequences both in the United States and in Canada.  The tax consequences to such persons in the United States are not described in the Circular.  Shareholders in the United States should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the Offer.  See Section 16 of the Circular “Certain Canadian Federal Income Tax Considerations” and Section 17 of the Circular “United States Federal Income Tax Warning”.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of British Columbia, that the majority of its officers and directors are residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror may be located outside the United States.

Shareholders may not be able to sue the Offeror or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel the Offeror and its affiliates to subject themselves to the jurisdiction of a U.S. court or to enforce a U.S. court’s judgment.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares, or certain related securities, outside the United States as permitted by applicable laws or regulations of Canada or its provinces or territories.  The Offeror will disclose such purchases, if any, as required by Canadian law or securities regulatory authorities and will publicly release such information in the United States.

NOTICE TO ALL SHAREHOLDERS

Neither this Notice nor the Offer and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.  However, Endeavour may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders who wish to accept the Offer and deposit their Shares must properly complete and execute the Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Shares and all other required documents, at the Vancouver, British Columbia or Toronto, Ontario office of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf.  Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Shares described in Section 3 of the Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”; or (ii) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof.  Shareholders whose Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.  Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Endeavour has engaged Valiant Trust Company (“Valiant Trust”) to act as the depositary (the “Depositary”) under the Offer.  Endeavour has retained Laurel Hill Advisory Group (“Laurel Hill”) to act as the information agent (the “Information Agent”) under the Offer to provide a resource for information for Shareholders.  Shareholders may direct questions and requests for assistance to the Depositary and the Information Agent for the Offer.  Contact details for Valiant Trust and Laurel Hill may be found on the back page of this document.  Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent through the contact details specified on the back page of this document.  Copies of this document and related materials may also be found at www.sedar.com.

NOTICE TO HOLDERS OF CREAM OPTIONS OR WARRANTS

The Offer is made only for Shares and is not made for any Options, Warrants or other rights to acquire Shares.  Any holder of Options, Warrants or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such Options, Warrants or other rights in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer.  Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”.

The tax consequences to holders of Options, Warrants or other rights to acquire Shares of exercising or not exercising their Options, Warrants or other rights to acquire Shares are not described in the Circular.  Holders of Options, Warrants or other rights to acquire Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options, Warrants or other rights to acquire Shares.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the Offer and Circular, including certain statements in Section 4 of the Circular, “Reasons to Accept the Offer”, Section 5 of the Circular, “Purpose of the Offer and Endeavour’s Plans for the Nuevo Milenio Property” and Section 7 of the Circular, “Acquisition of Shares Not Deposited under the Offer”, in addition to certain statements contained elsewhere in this document, are “forward-looking statements”, as defined in applicable Canadian and United States securities laws.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied.  Many of these risks and uncertainties relate to factors that are beyond the Offeror’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants.  The Offeror cannot give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Offer and Circular.  The Offeror disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.  Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or Cream following completion of the Offer unless otherwise stated.

INFORMATION CONCERNING CREAM

Except as otherwise indicated, the information concerning Cream contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources.  Cream has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Cream contained herein. Although Endeavour has no knowledge that would indicate that any statements contained herein concerning Cream taken from or based upon such documents and records are untrue or incomplete, neither Endeavour nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Cream’s financial statements or Cream’s mineral resource estimates, or for any failure by Cream to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Endeavour.

As Endeavour has not had an opportunity to complete due diligence regarding Cream’s business or assets, Endeavour has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Cream’s publicly available documents or records or whether there has been any failure by Cream to disclose events that may have occurred or may affect the significance or accuracy of any information.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, all references to “$”, “Cdn.$” or “dollars” in the Offer and Circular refer to Canadian dollars and all references to “U.S.$” in this Offer and Circular refer to United States dollars.  On November 8, 2010, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.0022.

NOTICE OF CHANGE AND EXTENSION OF OFFER

November 8, 2010

TO:           THE HOLDERS OF SHARES OF CREAM

This Notice modifies the Offer and Circular issued by Endeavour in connection with the offer made by Endeavour to purchase, upon the terms and subject to the conditions described in the Offer and Circular, all of the issued and outstanding Shares of Cream, including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any outstanding securities of Cream that are convertible into or exchangeable or exercisable for Shares.

This Notice supplements the Offer and Circular.  Except as otherwise set forth in this Notice, the information contained in the Offer and Circular continues to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular.  Capitalized terms used but not defined in this Notice have the meanings given to them in the Offer and Circular.

1.	Extension of Expiry Time

The Offeror hereby extends the Expiry Time of the Offer from to 8:00 a.m. (Pacific Time) on November 9, 2010 to 8:00 a.m. (Pacific Time) on November 19, 2010, unless further extended by the Offeror.  Accordingly, the definition of “Expiry Date” in the Offer and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Date” means November 19, 2010 or such later date or dates to which the Offer may be extended from time to time by Offeror in accordance with Section 6 of the Offer, “Extensions, Variations or Changes to the Offer”.

2.	Recent Developments

Agreement Regarding Amended Offer

On November 5, 2010, the Board of Directors of Cream (the “Cream Board”) verbally agreed to support and recommend an amended offer (the “Amended Offer”) by Endeavour to acquire all of the issued and outstanding Shares.  On November 8, 2010, Endeavour was advised that the Cream Board purported to withdraw from its agreement to support and recommend the Amended Offer.

Endeavour verbally agreed to amend and will amend the Offer to:

(a)
increase the price offered to Cdn.$0.14 per Share, payable in cash or 0.02575 of a common share of Endeavour (“Endeavour Share”) at the choice of the Shareholders; the exchange ratio is based upon the 10-day volume weighted average price of the Endeavour Shares at the close of trading on the Toronto Stock Exchange on November 8, 2010,

(b)	extend the expiry of the Amended Offer to at least 15 days after Endeavour’s notice of variation regarding the Amended Offer (the “Notice of Variation”) is mailed to the Shareholders, and
(c)
provide a further extension of 10 days following the date that the “Minimum Tender Condition” of at least 50.1% of the Shares (on a fully diluted basis) are deposited under the Amended Offer and not withdrawn, and following each announcement by Endeavour of the take up of Shares under the Amended Offer.

If the Minimum Tender Condition is not met at the expiry time of the Amended Offer (as may be extended by Endeavour), at Cream’s election, Endeavour agreed that it would enter into an agreement with Cream (the “Purchase and Option Agreement”) pursuant to which Endeavour would acquire, in consideration of a cash payment of Cdn.$5 million to Cream, the following:

(a)           a 50% interest in the Nuevo Milenio project; and

(b)
an exclusive and irrevocable option to earn an additional 20% interest in the Nuevo Milenio project exercisable on incurring a minimum of Cdn.$5 million in work expenditures on the Nuevo Milenio project, of which a minimum of Cdn.$1.5 million, Cdn.$2 million and Cdn.$1.5 million in work expenditures must be incurred by the first, second and third anniversary dates, respectively, of the date of execution of the Purchase and Option Agreement.

An additional 1% interest in the Nuevo Milenio project (for an aggregate 51% interest) would be earned by Endeavour after completion of the required first year work expenditures with a further 19% interest (for an aggregate 70% interest) in the Nuevo Milenio project to vest upon completion of the total of Cdn.$5 million of work expenditures.  The Purchase and Option Agreement is to contain conditions customary for transactions of this nature, but would not be subject to any discretionary conditions (such as due diligence) on the part of Endeavour.  Any such Purchase and Option Agreement is to be entered into by Endeavour and Cream within 30 days of the expiry date of the Amended Offer.

Prior to the extended Expiry Date, the Notice of Variation in respect of the Amended Offer, together with an amended Letter of Transmittal and an amended Notice of Guaranteed Delivery, will be mailed to Shareholders and will be filed with the applicable securities regulatory authorities in Canada and the United States and will be available under Cream at www.sedar.com and www.sec.gov.

The Amended Offer will be subject to certain customary conditions, including at least 50.1% of the Shares of Cream being deposited under the Amended Offer and not withdrawn, the absence of any material adverse change in Cream, the absence of certain activities on the part of Cream, including share issuances (other than under existing options and warrants), acquisitions and dispositions, no untrue statements or omissions in Cream’s public disclosure and there being no material change in the status of the Nuevo Milenio project.

Additional Highlights of the Amended Offer

•	Total cash consideration of approximately Cdn.$15.9 million will be offered by Endeavour under the Amended Offer.
•
The increased offer price of Cdn.$0.14 per Share under the Amended Offer represents a premium of 105% over the average closing price of the Shares of Cdn.$0.068 for the ten trading days ended September 24, 2010 (the last trading day prior to the announcement of the initial Offer), a premium of 86% over the closing trading price of Cdn.$0.075 on September 24, 2010, and a premium of 27% over the closing price of Cdn.$0.11 on November 8, 2010.

Important Instructions to Shareholders Tendering their Shares

Shareholders who have already accepted the initial Offer and wish to receive cash for their Shares already deposited will automatically receive the increased cash consideration of Cdn.$0.14 per Share under the Amended Offer when made, subject to the conditions of the Amended Offer being met or waived, and need not do anything further.

Shareholders who wish to accept the Amended Offer when made, or wish to elect to receive 0.02575 of an Endeavour Share for each Share, should follow the instructions in the Notice of Variation and the amended Letter Transmittal and, if applicable, the amended Notice of Guaranteed Delivery when such documents are available.

3.	Time for Acceptance

The initial Offer is open for acceptance, unless extended or withdrawn by the Offeror upon failure of one of more of the conditions to the Offer, until 8:00 a.m. (Pacific Time) on November 19, 2010.

4.	Manner of Acceptance

Shares may be deposited under the initial Offer no later than the Expiry Time in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

5.	Take-Up and Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as set out in Section 5 of the Offer, “Take-Up and Payment”.

Shareholders are referred to Section 5 of the Offer, “Take-Up and Payment” for a description of the legal requirements regarding the timing of the take-up of Shares deposited under the Offer and a description of when payment will be made for deposited Shares in relation to the time in which they are taken up by the Offeror.

6.	Right to Withdraw Shares

Except as otherwise provided in Section 8 of the Offer, “Right to Withdraw Shares”, all deposits of Shares to the Offer will be irrevocable.  Unless otherwise required or permitted by applicable laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

Except as otherwise provided in this Section 8 of the Offer, all deposits of Shares to the Offer will be irrevocable.  Unless otherwise required or permitted by applicable laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)           at any time before the Shares have been taken up by the Offeror pursuant to the Offer;

(b)           if the Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)           at any time before the expiration of 10 business days from the date upon which either:

(i)
a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Shares where the Expiry Time is not extended for more than 10 business days or a variation consisting solely of a waiver by the Offeror of one or more conditions of the Offer), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer.  However, withdrawn Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in Section 8 of the Offer, “Right to Withdraw Shares”, or pursuant to applicable laws.

Shareholders are referred to Section 8 of the Offer, “Right to Withdraw Shares”, for further details and a description of the procedures for exercising the right to withdraw Shares deposited under the Offer.

7.	Other Information

Except as disclosed in this Notice, there is no information or matter that is known to the management of Endeavour that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

8.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Cream with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Directors’ Approval

The contents of this Notice have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of Endeavour.

CERTIFICATE OF OFFEROR

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: November 8, 2010

(signed) Bradford J. Cooke Chairman and Chief Executive Officer	(signed) Daniel Dickson Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Godfrey J. Walton Director	(signed) Geoffrey A. Handley Director

The Depositary for the Offer is:

By Mail, Hand or Courier

#600-750 Cambie Street
Vancouver, British Columbia
Canada  V6B 0A2
Attention: Reorganization Department

OR

#1800-130 King Street West
Toronto, Ontario
Canada  M5X 1A9

Attention: Reorganization Department
(Note: Notices of Guaranteed Delivery will be accepted only at the Vancouver office of the Depositary)

Inquiries

Telephone: 1-604-699-4954
North American Toll Free: 1-866-313-1872
Fax : 1-604-681-3067
E-Mail: inquiries@valianttrust.com

The Information Agent for the Offer is:

North American Toll Free: 1-877-304-0211

Banks and Brokers and collect calls outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Any questions regarding the Offer and requests for assistance in depositing Shares or for additional copies of the Offer, Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or Information Agent at the telephone numbers and addresses set out above.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.